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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2002

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Prudential plc Third Quarter 2002 New Business Results

        Embargo: 07.00 hrs Thursday 17 October 2002

PRUDENTIAL PLC THIRD QUARTER 2002 NEW BUSINESS RESULTS

        Highlights (all figures are nine-month comparisons unless otherwise specified):

  •
  Total Group insurance and investment sales of £20.3 billion, an increase of 34 per cent on the first nine months of 2001.

  •
  Group insurance sales on an APE basis of £1.4 billion up 3 per cent (total insurance sales up 9 per cent). APE insurance sales of £481 million in the third quarter of 2002 up 6 per cent on the third quarter of 2001 (total insurance sales up 14 per cent).

  •
  Almost 75 per cent of Group sales from outside the UK.

  •
  Total sales at Prudential UK (excluding sales in 2001 through the direct sales force which closed during that year) increased by 12 per cent to £4.4 billion.

  •
  Net fund inflows at M&G of £272 million more than double those in the first nine months of 2001.

  •
  APE sales up 17 per cent at Jackson National Life, driven by strong sales of both fixed and variable annuities.

  •
  APE insurance sales in Asia increased by 8 per cent (up 22 per cent excluding exceptional Central Provident Fund sales in Singapore in 2001).

        Prudential's Group Chief Executive, Jonathan Bloomer, commented:

        "Good contributions from across the Group, which were achieved in difficult market conditions, have resulted in these strong sales figures and our strategy of growing internationally, broadening our distribution reach and diversifying our product range has once again been fully endorsed.

        This strategy, combined with our financial strength and active management of capital, has positioned us strongly to continue delivering profitable growth in new business."

Prudential UK

        Prudential UK reported total sales of £4.4 billion in the first nine months of 2002, 12 per cent up on the same period last year (excluding sales made through the direct sales force which closed in 2001). On an APE basis, sales of £565 million were down three per cent, reflecting an increasing emphasis on the more profitable single premium products which are recorded at one-tenth of total premium sales. These strong results endorse Prudential UK's strategy of focusing on products where it has a market-leading position and strong multi-channel distribution.

        Total insurance sales via intermediary channels were up eight per cent to £2.9 billion with strong sales reported in life products and individual annuities. Total sales through direct channels, where Prudential UK has developed a strong business-to-business proposition, showed an increase of 21 per cent to £1.5 billion against the same nine-month period last year.

        Sales of individual annuities at around £1.2 billion showed a marked improvement over the same period last year (£0.9 billion), representing an increase of 37 per cent. Total sales for the third quarter alone were 63 per cent up on 2001. In September, the innovative Flexible Income Drawdown Plan was launched to work alongside the Flexible Lifetime Annuity, further strengthening Prudential's market-leading position in this field.

        Bulk annuity sales were 40 per cent down on the same nine-month period last year to £286 million. However, third quarter sales were up 17 per cent on the second quarter, and Prudential UK remains positive about the potential for future sales and continues to see high levels of interest in this product area.

        Life product sales increased by 22 per cent to £1.86 billion. Prudence Bond, the market-leading with-profit bond which is sold via the intermediary channel, continued its strong sales record with APE sales up 24 per cent to £151 million. However, as expected, sales in the third quarter are lower than those experienced at the start of the year due to the current economic climate.

        Within the pensions market Prudential UK continues to focus on the larger corporate schemes: it provides schemes to 20 per cent of FTSE 350 companies and holds a market-leading position within the public sector market place. Total sales of corporate pensions improved by 18 per cent on the prior year (single premium sales increased by 30 per cent).

        Against the backdrop of uncertain equity markets and an increasingly competitive operating environment, Prudential UK continues to attract new business with its strong brand, financial strength, and focused product range. Its recently-signed agreement to distribute Prudence Bond via Abbey National's 756 branches gives it access to their 15 million customers. This additional distribution channel is expected to come into effect at the start of 2003 and reflects Prudential UK's strategy of building multi-channel distribution and focusing capital on areas of the business that give it competitive advantage.

M&G

        M&G's gross retail fund inflows for the first nine months of 2002 were £773 million, up eight per cent on 2001, despite uncertain equity markets. These figures exclude the successful rollover of the M&G Recovery Investment Trust into a new investment vehicle which contributed a further £171 million.

        Net fund inflows of £272 million were more than double the comparable period in 2001. According to figures published by the Investment Management Association (IMA) to the end of August 2002, redemptions across the industry remained static. However, M&G continued to counter this trend with a fall of 18 per cent in the value of redemptions over the same time period.

        M&G continued to increase its share in both the total retail market and PEP/ISA market, with market share growing by 18 per cent and 28 per cent respectively, according to figures published to August by the IMA.

        Current equity market conditions have led to a flight towards fixed interest products, in particular investment grade corporate bond funds, where M&G is positioned as a market leader. This is evident from net sales of the M&G Corporate Bond Fund, which more than trebled over the first nine months of 2002, compared to the same period last year.

Egg

        Egg will be announcing its third quarter Results on Wednesday 23 October 2002.

Prudential Europe

        Sales on an APE basis increased by six per cent to £19 million. Total sales of £50 million were down from £54 million in the first nine months of 2001.

Jackson National Life

        Jackson National Life (JNL) recorded an 18 per cent increase in total sales to £4.5 billion in the first nine months of the year compared to the corresponding period in 2001, reflecting strong sales of variable and fixed annuities (total sales in the third quarter of 2002 were up 35 per cent on the third quarter of 2001). APE sales during the period increased by 17 per cent to £464 million.

        These strong results once again demonstrated JNL's ability to deliver strong performance in difficult market conditions and were testament to its excellent track record of product innovation and ability to broaden distribution channels.

        Total single premium sales during the period increased by 18 per cent. Total sales of annuity products to retail customers of £3 billion were 39 per cent up on the first nine months of 2001 (third quarter annuity sales increased by 37 per cent on the second quarter of 2002 and 74 per cent on the third quarter of 2001), driven principally by strong variable and fixed annuity sales.

        Variable annuity sales of £852 million were 39 per cent up on the first nine months of 2001. Sales in the third quarter of 2002 were 22 per cent up on the second quarter, reflecting the successful launch of Perspective II, a new variable annuity product, in January of this year. Sales of fixed annuities of £2 billion were 44 per cent up on the first nine months of 2001 (sales in the third quarter were up 48 per cent on the second quarter of 2002 and up 65 per cent on the third quarter of 2001).

        During 2002, JNL has made a number of revisions to its product lines which have had a positive impact on sales; in September 2002, 65 per cent of new annuities business was from products launched this year.

        Sales of equity linked indexed (ELI) annuities in the first nine months of 2002 of £204 million were four per cent ahead of the corresponding period last year and sales have increased quarter-on-quarter in 2002.

        Regular premium life sales of £18 million were 13 per cent up on the first nine months of 2001.

        Sales of stable value products of £1.4 billion were 11 per cent down, reflecting JNL's primary focus on retail sales which we expect to continue for the remainder of this year.

        Looking ahead, we believe that there are significant growth prospects in the United States, bringing with them outstanding opportunities for high quality, efficient businesses like JNL which has a cost base well below the industry average, modern IT systems and diversified products and distribution.

Prudential Corporation Asia

        Prudential Corporation Asia (PCA) has delivered another strong performance with total insurance sales on an APE basis increasing by eight per cent on the same period last year to £358 million. Excluding last year's Central Provident Fund (CPF) single premium sales in Singapore which were at exceptional levels due to further government liberalisation of CPF funds, this increase was 22 per cent. APE insurance sales in the third quarter of 2002 were up 17 per cent on the second quarter of the year and 16 per cent up on the third quarter of 2001.

        APE insurance sales (excluding CPF sales) in the more established markets of Singapore, Hong Kong and Malaysia increased by an average 37 per cent on the first nine months of 2001. However, the economic environment in these markets has been challenging, particularly for unit-linked products, and growth rates have been slowing.

        In Taiwan, APE insurance sales were particularly strong in the third quarter, up 85 per cent compared to the second quarter of the year. Following the successful launch of regular premium unit-linked products earlier this year, PCA has introduced a new range of complementary non-unit-linked products which have proved popular in the current economic environment.

        In Japan, PCA continued to make solid progress with APE insurance sales up 36 per cent in the first nine months of 2002 compared to the corresponding period last year (APE insurance sales in the third quarter of 2002 were up 22 per cent on the second quarter). In PCA's other life markets (including China, Vietnam, India and Korea), APE insurance sales increased by 74 per cent compared to the first nine months of last year as these operations continued to build scale.

        PCA's regional mutual funds assets under management of £3.7billion have remained broadly level since 30 June 2002 despite the challenging market conditions (up 48 per cent on the third quarter of 2001), with net inflows in 2002 remaining positive at £0.7 billion.

        PCA has a proven track record of delivering strong, profitable growth and despite the slowdown in some Asian economies, the long-term outlook remains very positive. With its significant portfolio of businesses across the region, multi-channel distribution capabilities, excellent strategic partners, and customer-focused product expertise, PCA is very well placed to continue delivering profitable growth in new business.

—ENDS-

Enquiries to:

Media		Investors/Analysts
Geraldine Davies	020 7548 3911	Rebecca Burrows	020 7548 3537
Steve Colton	020 7548 3721	Laura Presland	020 7548 3511
Clare Staley	020 7548 3719

Notes to Editors:

1.
There will be a conference call today for wire services at 7.30am on Tel: 020 8288 4700 hosted by Jonathan Bloomer, Group Chief Executive, and Philip Broadley, Group Finance Director.

2.
There will be a conference call for international investors at 2:30pm (dial in telephone number: +44 (0) 20 8240 8245, US callers 1 703 925 2406). Callers to quote "Prudential New Business" for access to the call.

        A recording of this call will be available for replay for five working days by dialling:

        UK: 020 8288 4459, US: 1 703 736 7336, access code 614562.

3.
Photographs are available at www.newscast.co.uk.

4.
Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.

5.
Financial Calendar:
Payment of 2002 Interim Dividend	Thursday 28 November 2002
2002 Full-Year New Business Figures	Thursday 23 January 2003
2002 Full-Year Results	Tuesday 25 February 2003
Ex-dividend date for 2002 final dividend	Wednesday 19 March 2003
First-quarter 2003 New Business Figures	Thursday 17 April 2003
2003 Annual General Meeting	Thursday 8 May 2003
Payment of 2002 final dividend	Wednesday 28 May 2003

        This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Prudential and its affiliates operate. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements.

News release

Corporate Relations
Prudential plc
Laurence Pountney Hill London EC4R 0HH Tel 020 7220 7588 Fax 020 7548 3725
 Incorporated and registered in England and Wales. Registered office as above. Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are regulated by the FSA

Schedule 1

PRUDENTIAL PLC — NEW BUSINESS — QUARTER 3 2002

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

	UK & Europe			US			Asia			Total
	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Total Insurance Products	4,423	4,156	6%	4,483	3,811	18%	654	833	(21%)	9,560	8,800	9%
Total Investment Products — Gross Inflows(1)	891	806	11%	—	—	—	9,832	5,545	77%	10,723	6,351	69%

Group Total	5,314	4,962	7%	4,483	3,811	18%	10,486	6,378	64%	20,283	15,151	34%

INSURANCE OPERATIONS

	Single			Regular			Total			Annual Equivalents(4)
	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
UK Insurance Operations:
Direct Distribution(2):
Individual Pensions	13	11	18%	9	13	(31%)	22	24	(8%)	10	14	(29%)
Corporate Pensions	486	377	29%	79	105	(25%)	565	482	17%	128	143	(10%)
Life	51	40	28%	3	3	0%	54	43	26%	8	7	14%
Individual Annuities	621	483	29%	—	—	—	621	483	29%	62	48	29%

Sub-Total	1,171	911	29%	91	121	(25%)	1,262	1,032	22%	208	212	(2%)
DSS Rebates	195	175	11%	—	—	—	195	175	11%	20	18	11%

Total	1,366	1,086	26%	91	121	(25%)	1,457	1,207	21%	228	230	(1%)

Intermediated Distribution(2):
Individual Pensions	74	169	(56%)	27	52	(48%)	101	221	(54%)	34	69	(51%)
Corporate Pensions	70	50	40%	12	16	(25%)	82	66	24%	19	21	(10%)
Life	1,793	1,464	22%	12	22	(45%)	1,805	1,486	21%	191	168	14%
Individual Annuities	597	409	46%	—	—	—	597	409	46%	60	41	46%
Bulk Annuities	286	475	(40%)	—	—	—	286	475	(40%)	29	48	(40%)

Sub-Total	2,820	2,567	10%	51	90	(43%)	2,871	2,657	8%	333	347	(4%)
DSS Rebates	45	55	(18%)	—	—	—	45	55	(18%)	5	6	(17%)

Total	2,865	2,622	9%	51	90	(43%)	2,916	2,712	8%	338	352	(4%)

Total(2):
Individual Pensions	87	180	(52%)	36	65	(45%)	123	245	(50%)	45	83	(46%)
Corporate Pensions	556	427	30%	91	121	(25%)	647	548	18%	147	164	(10%)
Life	1,844	1,504	23%	15	25	(40%)	1,859	1,529	22%	199	175	14%
Individual Annuities	1,218	892	37%	—	—	—	1,218	892	37%	122	89	37%
Bulk Annuities	286	475	(40%)	—	—	—	286	475	(40%)	29	48	(40%)

Sub-Total	3,991	3,478	15%	142	211	(33%)	4,133	3,689	12%	541	559	(3%)
DSS Rebates	240	230	4%	—	—	—	240	230	4%	24	23	4%

Total	4,231	3,708	14%	142	211	(33%)	4,373	3,919	12%	565	582	(3%)

Closed distribution channel(3)	—	166	—	—	17	—	—	183	—	—	34	—

Total UK Insurance Operations	4,231	3,874	9%	142	228	(38%)	4,373	4,102	7%	565	615	(8%)

European Insurance Operations:
Insurance Products	34	40	(15%)	16	14	14%	50	54	(7%)	19	18	6%

Total European Insurance Operations	34	40	(15%)	16	14	14%	50	54	(7%)	19	18	6%

Total UK & European Insurance Operations	4,265	3,914	9%	158	242	(35%)	4,423	4,156	6%	585	633	(8%)

US Insurance Operations:
Fixed Annuities	1,978	1,375	44%	—	—	—	1,978	1,375	44%	198	138	43%
Equity Linked Indexed Annuities	204	197	4%	—	—	—	204	197	4%	20	20	0%
Variable Annuities	852	613	39%	—	—	—	852	613	39%	85	61	39%

Sub-total Annuities	3,034	2,185	39%	—	—	—	3,034	2,185	39%	303	219	38%
Guaranteed Investment Contracts	297	170	75%	—	—	—	297	170	75%	30	17	76%
GIC — Medium Term Note	1,134	1,440	(21%)	—	—	—	1,134	1,440	(21%)	113	144	(22%)
Life	—	—	—	18	16	13%	18	16	13%	18	16	13%

Total US Insurance Operations	4,465	3,795	18%	18	16	13%	4,483	3,811	18%	464	396	17%

Asian Insurance Operations:
Insurance Products(5)	329	556	(41%)	325	277	17%	654	833	(21%)	358	333	8%

Total Asian Insurance Operations	329	556	(41%)	325	277	17%	654	833	(21%)	358	333	8%

Group Total	9,059	8,265	10%	501	535	(6%)	9,560	8,800	9%	1,407	1,362	3%

Notes to Schedules:

(1)Represents cash received from sale of investment products.

(2)Excluding sales through closed distribution channel.

(3)Closed distribution channel relates to the Direct Sales Force.

(4)Annual Equivalents (AE), calculated as regular new business contributions + 10% single new business contributions, are subject to roundings.

(5)The Central Provident Fund in Singapore was further liberalised in 2001 resulting in exceptional sales volume in the first half of 2001.

(6)Sales for overseas operations have been calculated using average exchange rates. The applicable rate for Jackson National Life is 1.48 (2001—1.44).

Schedule 2

PRUDENTIAL PLC — NEW BUSINESS — QUARTER 3 2002

INVESTMENT OPERATIONS

	M&G & UK Operations			Asia Mutual Funds			Hong Kong MPF Products(7)			Total Investment Products
	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Opening FUM (as at 31/12/01)	10,328	11,652	(11%)	3,206	1,649	94%	90	—	—	13,624	13,301	2%
Gross inflows	891	806	11%	9,774	5,474	79%	58	71	(18%)	10,723	6,351	69%
Less redemptions	(651)	(791)	18%	(9,060)	(4,578)	(98%)	(9)	(3)	(200%)	(9,720)	(5,372)	(81%)

Net flows	240	15	1500%	714	896	(20%)	49	68	(28%)	1,003	979	2%
Other movements	(108)	—	—	(20)	(23)	13%	—	—	—	(128)	(23)	(457%)
Market and currency movements	(2,091)	(1,969)	(6%)	(247)	(56)	(341%)	(18)	(1)	(1700%)	(2,356)	(2,026)	(16%)

Net movement in FUM	(1,959)	(1,954)	(0%)	447	817	(45%)	31	67	(54%)	(1,481)	(1,070)	(38%)

Closing FUM	8,369	9,698	(14%)	3,652	2,466	48%	121	67	81%	12,142	12,231	(1%)

INVESTMENT OPERATIONS — ANALYSIS

M&G Retail & UK Operations Investment Products

	UK Operations(8)			M&G			M&G & UK Operations
	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)
	£m	£m		£m	£m		£m	£m
Opening FUM (as at 31/12/01)	1,546	1,775	(13%)	8,782	9,877	(11%)	10,328	11,652	(11%)
Gross inflows	118	87	36%	773	719	8%	891	806	11%
Less redemptions	(150)	(196)	23%	(501)	(595)	16%	(651)	(791)	18%

Net flows	(32)	(109)	71%	272	124	119%	240	15	1500%
Other movements	—	—	—	(108)	—	—	(108)	—	—
Market and currency movements	(404)	(272)	(49%)	(1,687)	(1,697)	1%	(2,091)	(1,969)	(6%)

Net movement in FUM	(436)	(381)	(14%)	(1,523)	(1,573)	3%	(1,959)	(1,954)	(0%)

Closing FUM	1,110	1,394	(20%)	7,259	8,304	(13%)	8,369	9,698	(14%)

Asia Mutual Funds

	India(9)			Taiwan(9)			Other			Asia Mutual Funds
	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Opening FUM (as at 31/12/01)	1,072	695	54%	2,076	934	122%	57	20	185%	3,206	1,649	94%
Gross inflows	2,672	1,473	81%	6,922	3,988	74%	180	13	1285%	9,774	5,474	79%
Less redemptions	(2,535)	(1,209)	(110%)	(6,518)	(3,361)	(94%)	(7)	(8)	13%	(9,060)	(4,578)	(98%)

Net flows	137	264	(48%)	404	627	(36%)	173	5	3360%	714	896	(20%)
Other movements	(20)	(23)	13%	—	—	—	—	—	—	(20)	(23)	13%
Market and currency movements	(9)	(3)	(200%)	(231)	(46)	(402%)	(7)	(7)	0%	(247)	(56)	(341%)

Net movement in FUM	108	238	(55%)	173	581	(70%)	166	(2)	8400%	447	817	(45%)

Closing FUM	1,180	933	26%	2,249	1,515	48%	223	18	1139%	3,652	2,466	48%

INSURANCE OPERATIONS — ANALYSIS

	Single			Regular			Total			Annual Equivalent
	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)	2002 Q3	2001 Q3	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Asian Insurance Operations
Insurance Products:
Singapore	194	459	(58%)	33	26	27%	227	485	(53%)	52	72	(28%)
Hong Kong	89	66	35%	62	48	29%	151	114	32%	71	55	29%
Malaysia	11	9	22%	37	29	28%	48	38	26%	38	30	27%
Taiwan	13	3	333%	100	116	(14%)	113	119	(5%)	101	116	(13%)
Japan(10)	7	11	(36%)	29	21	38%	36	32	13%	30	22	36%
Other(11)	15	8	88%	64	37	73%	79	45	76%	66	38	74%

Total Asian Insurance Premiums	329	556	(41%)	325	277	17%	654	833	(21%)	358	333	8%

US BANKING PRODUCTS

	2002 Q3	2001 Q3	+/- (%)
	£m	£m
US Banking Products
Total Deposit Liabilities	658	564	17%
Retail Assets	674	708	(5%)

Notes to Schedules:

(7)Mandatory Provident Fund product sales in Hong Kong are included at Prudential's 36% interest of the Hong Kong MPF operation.

(8)Scottish Amicable and Prudential branded Investment Products.

(9)Opening FUM restated to incorporate Discretionary Asset Management Business in Taiwan and Portfolio Management Services in India.

(10)Insurance sales for Japan are included from 13 February 2001, the date of acquisition of Orico Life Insurance Company Limited.

(11)In Asia, "Other" Insurance Products include Thailand, Indonesia, The Philippines, Vietnam, India (26% interest), China and Korea.

(12)Balance sheet figures have been calculated at closing exchange rates.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 17 OCTOBER 2002
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ STEVE COLTON Steve Colton Group Head of Media Relations

QuickLinks

PRUDENTIAL PLC THIRD QUARTER 2002 NEW BUSINESS RESULTS
News release
Schedule 1
PRUDENTIAL PLC — NEW BUSINESS — QUARTER 3 2002
TOTAL INSURANCE AND INVESTMENT NEW BUSINESS
INSURANCE OPERATIONS
Schedule 2
PRUDENTIAL PLC — NEW BUSINESS — QUARTER 3 2002
INVESTMENT OPERATIONS
INVESTMENT OPERATIONS — ANALYSIS
INSURANCE OPERATIONS — ANALYSIS
US BANKING PRODUCTS
SIGNATURES